Exhibit 21
SUBSIDIARIES

InterVoice-Brite, Ltd., a company incorporated in the United Kingdom.

Brite Voice Systems, Inc., a company incorporated in the State of Nevada.

Intervoice GP, Inc., a company incorporated in the State of Nevada.

Intervoice LP, Inc., a company incorporated in the State of Nevada.